Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2018
(millions of dollars)
Earnings, as defined:
Net income	$(21)
Income tax expense	19
Fixed charges included in the determination of net income, as below	106
Amortization of capitalized interest	1
Distributed income of equity method investee	10
Less: Equity in earnings of equity method investee and non-economic ownership interests	9
Total earnings, as defined	$106

Fixed charges, as defined:
Interest expense	$103
Rental interest factor	3
Fixed charges included in the determination of net income	106
Capitalized interest	—
Total fixed charges, as defined	$106

Preferred unit distributions requirement	$6
Ratio of income before income taxes to net income	0.1
Preferred unit distributions requirement before income taxes	$1

Combined fixed charges and preferred unit distributions requirement	$107

Ratio of earnings to fixed charges	1.00

Ratio of earnings to fixed charges and preferred unit distributions(a)	0.99
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(a)	For the three months ended March 31, 2018, NEP had a deficit of earnings to fixed charges and preferred unit distributions of approximately $1 million.